Exhibit 12.2
JPMorgan Chase & Co.

Computation of ratio of earnings to fixed charges
and preferred stock dividend requirements

Year ended December 31, 2004 (in millions, except ratios)

Excluding interest on deposits
Income before income taxes	$6,194

Fixed charges:
Interest expense	9,234
One-third of rents, net of income from subleases(a)	343

Total fixed charges	9,577

Add: equity in undistributed loss of affiliates	44

Earnings before taxes and fixed charges, excluding capitalized interest	$15,815

Fixed charges, as above	$9,577
Preferred stock dividends (pre-tax)	72

Fixed charges including preferred stock dividends	$9,649

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.64

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$9,649
Add: interest on deposits	4,600

Total fixed charges including preferred stock dividends and interest on deposits	$14,249

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$15,815
Add: interest on deposits	4,600

Total earnings before taxes, fixed charges and interest on deposits	$20,415

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.43

(a)	The proportion deemed representative of the interest factor.

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